Exhibit 99.1

MiX Telematics Limited (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY A DIRECTOR OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by a director of MiX Telematics pursuant to the exercise of share options under the MiX Telematics Group Executive Incentive Scheme (“the Scheme”).

Stefan Joselowitz is exercising 1,500,000 share options granted to him under the Scheme.  Joselowitz’ intention is to sell 950,000 of these shares to cover the strike price and resultant tax implications of the transaction.  At the conclusion of the transaction, Joselowitz will have increased his shareholding in MiX Telematics by 550,000 ordinary shares, bringing his total shareholding to 26,342,045.

Name of director:	Stefan Joselowitz
Transaction date:	3 June 2016
Class of securities:	Ordinary shares
Number of securities:	1,500,000
Price per security:	R1.12
Total deemed value:	R1,680,000.00
Nature of transaction:	Off-market exercise of the share options granted under the Scheme
Nature and extent of directors’ interest:	Direct beneficial
Clearance to deal received:	Yes

8 June 2016

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